

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 3, 2006

Robert Scott
Chief Financial Officer
Asia Pacific Resources Ltd
Suite 405, 555 Sixth Street
New Westminster, British Columbia
Canada V3L 5HI

     Re: **Asia Pacific Resources Ltd**
               Form 20-F/A for Fiscal Year Ended December 31, 2004
               Filed April 11, 2005
               Response Letter Dated February 14, 2005
               File No. 0-26636

Dear Mr. Robert Scott:

     We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

General

1.   Please submit all previous and future response letters and correspondence to EDGAR.

Reconciliations Between Canadian and United States Generally Accepted Accounting Principles, page F-28

2.   We note your proposed restatement computation relating to the beneficial conversion feature associated with the Olympus loans. Please address each of the following to explain how your calculation considered all the factors which would appear to apply to your model. Please clarify how you considered these factors

and whether they would have a material impact on your restatement calculation. Specifically address the following:

- We note the Olympus loans are denominated in U.S. dollars and the underlying instruments to which the debt may be converted is denominated in Canadian dollars. As such, it is unclear how you considered the application of SFAS 133 in concluding that your conversion feature associated with these instruments did not meet the definition of an embedded derivative. Please describe how you concluded the provisions of SFAS 133 would not apply.

- Please explain how you applied an allocation of proceeds between your common shares and warrants on the commitment dates, which may be the dates the loans were issued or earlier dates. In this regard, it appears common share and warrant units were contemplated within the terms of the loan conversion feature and would be the premise for allocation of the loan proceeds on the respective commitment dates, not the conversion date even though that is when the beneficial conversion feature is recognized, as applied under Issue 15 of EITF 00-27.

- Please explain whether or not your calculation considered the impact of foreign currency transaction gains and losses. It appears that the impact from the movement in the currency exchange rates would have some effect upon the conversion of the loans, although this is not discretely identified in your model.

- The date the conversion contingency was resolved, that is the date the terms of conversion were definitive, appears to be the date that the value of your warrants would have been determinable, although your computation appears to value the warrants at the date of conversion. Please tell us whether there would have been a material effect had the warrants been valued at the date the contingency was resolved as opposed to the conversion date.

3. With respect to your proposed journal entries, address each of the following:

- Please explain why the proceeds allocated to the warrants are charged to expense. It appears that the amount allocated to the warrants is also included in the amount shown as a debit to the liability for the notes and in the credit to capital (resulting in a journal entry that doesn't balance).

- Please clarify whether the second entry reflects the exercise of the warrants, not their issuance upon conversion of the notes.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief